JOINT BIDDING AGREEMENT

THIS JOINT BIDDING AGREEMENT (the "**Agreement**") is entered into and effective as of November 4, 2025, by and among:

(1) Each of the entities set forth on Schedule 1 (collectively, "**FF**"); and

(2) Kona Management Holdco, LLC, a Delaware limited liability company (the "**Management Holdco**", and the Management Holdco and FF collectively, the "**Investors**").

RECITALS

(A)   The Investors wish to form a consortium (the "**Consortium**") for the purposes of evaluating and potentially implementing a transaction which would result in an entity established by the Consortium ("**Bidco**") acquiring Kennedy-Wilson Holdings, Inc. (the "**Company**" and, together with its subsidiaries, the "**Target**" and such transaction, the "**Proposed Transaction**").

(B)   The Investors wish to agree upon certain terms and conditions that will govern the actions of the Investors and the treatment of certain fees, expenses and obligations incurred by the Investors in connection with their evaluation of one or more of their Affiliates participating in, negotiating and/or consummating the Proposed Transaction through Bidco or another Holding Vehicle. The Investors agree to work together on an exclusive basis (as set out in Section 4 of this Agreement) to pursue the Proposed Transaction under the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   DEFINITIONS AND OTHER INTERPRETATIONAL MATTERS

1.1   In this Agreement, the following terms shall have the following meanings:

"**Affiliate**" with respect to a person, means any other person, whether now in existence or hereafter created, directly or indirectly Controlling, Controlled by or under common Control with such person;

"**Agreement**" has the meaning given in the Preamble;

"**Alternative Acquisition Agreement**" has the meaning given in Section 10.3;

"**Alternative Proposal**" has the meaning given in Section 4.1(b);

"**Bidco**" has the meaning given in the Recitals;

"**Bidco Units**" means the ownership interests in Bidco;

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks in New York, New York and Toronto, Ontario, Canada are open for ordinary banking business;

"**Change of Recommendation**" has the meaning given in Section 10.3;

"**Closing**" means the closing of the Proposed Transaction;

"**Confidential Information**" has the meaning given in Section 7.1;

"**Company**" has the meaning given in the Recitals;

"**Company Board**" has the meaning given in Section 10.3;

"**Company Common Shares**" means the common shares of the Company;

"**Consortium**" has the meaning given in the Recitals;

"**Consortium Advisors**" has the meaning given in Section 3.1;

"**Consortium Expenses**" has the meaning given in Section 3.1;

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and "**controlled**" and "**controls**" shall have correlative meanings;

"**Definitive Transaction Documents**" has the meaning given in Section 9.4(c);

"**FF**" has the meaning given in the Preamble;

"**Governance Documents**" has the meaning given in Section 10.1;

"**Holding Vehicles**" means one or more newly incorporated special purpose vehicles or entities incorporated by the Consortium to effect the acquisition of the Target pursuant to the Proposed Transaction;

"**HWIC**" has the meaning given in Section 1.5;

"**Investors**" has the meaning given in the Preamble;

"**Joint Bid**" has the meaning given in Section 9.1;

"**Management Holdco**" has the meaning given in the Preamble;

"**Management Principals**" has the meaning given in Section 2.2;

"**Merger Agreement**" means a definitive written agreement entered into between Bidco (and/or an Affiliate thereof) and the Target in connection with the Proposed Transaction;

"**Outside Date**" has the meaning given in Section 12.1(b);

"**Proposed Transaction**" has the meaning given in the Recitals;

"**Regulatory Laws**" has the meaning given in Section 5;

"**Representative**" has the meaning given in Section 4.2;

"**Revised Proposal**" has the meaning given in Section 10.4;

"**Rollover Agreements**" has the meaning given in Section 2.1;

"**Rollover Equity**" has the meaning given in Section 2.1;

"**Special Committee**" has the meaning given in Section 10.3;

"**Surviving Provisions**" means Section 3 (*Advisors*); Section 7 (*Confidentiality*); Section 11 (*Limitation of Liability*); Section 12 (*Termination*); and Section 13 (*Other Terms*), and in each case Section 1 to the extent applicable to such other Sections;

"**Target**" has the meaning given in the Recitals;

"**Termination Date**" has the meaning given in Section 12.1;

"**Transaction Structure**" has the meaning given in Section 9.3;

"**WM**" means William McMorrow.

1.2   Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neutral genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time.

1.3   When used herein:

(a)   the word "or" is not exclusive unless the context clearly requires otherwise;

(b)   the words "including," "includes," "included" and "include" are deemed to be followed by the words "without limitation";

(c)   the terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(d)   all section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

1.4   This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

1.5   Any references to any consent required by FF, as an Investor or otherwise, in this Agreement shall require the consent only of Hamblin Watsa Investment Counsel Ltd. ("**HWIC**"), in its capacity as investment manager and/or authorized power of attorney in respect of the Company Common Shares (as defined below) held by the entities listed on Schedule 1 hereto.

2.   EQUITY AND ROLLOVER COMMITMENTS

2.1   Each of FF and Management Holdco hereby affirms and agrees that it (or, in the case of Management Holdco, it or an Affiliate of Management Holdco) shall enter into customary rollover agreements with Bidco and its Affiliates, each in form and substance reasonably satisfactory to both Management Holdco and HWIC (the "**Rollover Agreements**") (and that each Investor shall be a third party beneficiary thereof to cause Bidco or an Affiliate thereof to enforce the provisions thereof) simultaneously with the execution and delivery of the Merger Agreement, pursuant to which each of FF and Management Holdco (or its applicable Affiliate) will agree that its Company Common Shares set forth on Schedule 2 (which, in the case of FF, shall not include the Company Common Shares issuable upon exercise of the warrants held by FF) (the "**Rollover Equity**") shall not be exchanged in the Proposed Transaction for the consideration set forth in the Merger Agreement, but instead shall be contributed to, converted into or exchanged for Bidco Common Units as set forth in such Rollover Agreements. Each of the Investors hereby represents and warrants (in the case of FF, as indicated on Fairfax Financial Holdings Limited's Schedule 13D on file with the Securities Exchange Commission, as amended through the date hereof and, in the case of Management Holdco, as indicated on WM's Schedule 13D on file with the Securities Exchange Commission, as amended through the date hereof) to each other that (i) it (or, in the case of Management Holdco, its Affiliate) owns and holds good and valid title to all of the Rollover Equity set forth opposite its name on Schedule 2, free and clear of any liens or other restrictions on title that would prevent it from entering into this Agreement or its (or, in the case of Management Holdco, its Affiliate's) Rollover Agreement and consummating the Proposed Transactions, (ii) it (or, in the case of Management Holdco, its Affiliate) has sole voting power, power of disposition, and power to issue instructions with respect to the Rollover Equity set forth opposite its name on Schedule 2 and power to agree to all of the matters applicable to such Investor set forth in this Agreement and its (or, in the case of Management Holdco, its Affiliate's) Rollover Agreement, in each case, over all of the Rollover Equity set forth opposite its name on Schedule 2, and (iii) it owns no other securities (including debt securities) of the Target or any of its subsidiaries or securities that are convertible, exercisable or exchangeable for such securities other than the Rollover Equity (other than, in the case of FF, the Company's Series B Preferred Shares and Series C Preferred Shares and the warrants attached to such instruments).

2.2   The Investors acknowledge that certain other current senior executive officers of the Company (together with WM, the "**Management Principals**") intend to enter into Rollover Agreements (and that each Investor shall be a third party beneficiary thereof to cause Bidco or an Affiliate thereof to enforce the provisions thereof) simultaneously with the execution and delivery of the Merger Agreement, pursuant to which such Management Principals will agree that the Company Common Shares owned by him or her shall not be exchanged in the Proposed Transaction for the consideration set forth in the Merger Agreement, but instead shall be contributed to, converted into or exchanged for Bidco Units as set forth in such Rollover Agreements.

3.   ADVISORS

3.1   The Consortium may appoint legal advisors on behalf of the Consortium or Bidco ("**Consortium Advisors**"), if both Management Holdco and HWIC consent to such arrangement. FF will pay 100% of all of the costs, fees and out-of-pocket expenses of such Consortium Advisors and any legal advisors engaged to represent members of Management Holdco in connection with the Proposed Transaction pursuant to the relevant engagement or retainer agreements ("**Consortium Expenses**").

4.   EXCLUSIVITY

4.1   In consideration of the Investors committing time and expense to considering and evaluating the Proposed Transaction, each Investor undertakes that until the Termination Date (as defined in Section 12 (*Termination*)):

(a)   in connection with the Proposed Transaction, it will, and will direct that each of its Representatives will, work exclusively with the Consortium and the other Investors;

(b)   other than as part of the Holding Vehicles and as contemplated by this Agreement, it will not, and will direct that none of its Representatives will, directly or indirectly, initiate, enter into, encourage or continue discussions or negotiations in respect of any transaction, or provide any information to or enter into an agreement with any third party (other than actual and prospective equity or debt providers of the Investor in connection with their investment in the Proposed Transaction as part of the Consortium) who may be interested in making an offer, or entering into an agreement in respect of any transaction, for the acquisition of all or any of the shares or assets of the Target or any transaction designed to achieve a similar outcome (an "**Alternative Proposal**");

(c) other than as part of the Consortium and as contemplated by this Agreement, it will not, and will direct that none of its Representatives will, directly or indirectly, pursue the Proposed Transaction or any Alternative Proposal; and

(d) it will not, and will direct that none of its Representatives will, directly or indirectly solicit, encourage or otherwise facilitate any enquiries or the making of any offer or proposal by a third party or any Investor with respect to an Alternative Proposal;

except as agreed in writing by Management Holdco and HWIC.

4.2 For the purposes of this Agreement, "**Representative**" means any Affiliate of an Investor (other than Target and its subsidiaries) and the respective directors, officers, employees, equityholders, counsel or advisors of an Investor or of any of its Affiliates, but excluding for purposes of this Section 4 any person that serves as a director of the Company solely to the extent acting in his or her capacity as such. The Investors agree and acknowledge that notwithstanding anything to the contrary provided in this Agreement, each Investor is signing this Agreement solely in its capacity as a holder of Company Common Shares. Nothing in this Agreement shall limit or affect any actions taken by any Investor or any Affiliates of such Investor in his or her capacity as a director or officer of the Company to the extent this Agreement could be construed to restrict the exercise by such person of his or her fiduciary duties in such capacity.

5. REGULATORY LAWS

The Investors will work together in good faith to determine the filings that are required by applicable antitrust, competition, foreign investment, fair trade, "know your customer", anti-money laundering or anti-bribery laws or regulations or other applicable laws or regulations relating to or in connection with the transactions contemplated hereby and in any Rollover Agreements, as well as the acquisition of the Company under the Merger Agreement ("**Regulatory Laws**"). Subject to appropriate confidentiality undertakings, each Investor undertakes to provide all information reasonably requested by any other Investor in relation to the Proposed Transaction and such Investor's investment, including but not limited to in connection with any filings, notifications or other written materials provided under, or relating to, any Regulatory Laws. Notwithstanding the foregoing, in no event will any Investor or any of its Affiliates have any obligation to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, (1) the sale, transfer, divestiture, disposition, or license of any material assets, properties, products, product lines, services, businesses, or rights of such Investor or any of its Affiliates, or (2) implementing any changes (including through a licensing agreement), or any material restrictions on or other impairment of, such Investor's or its Affiliates' ability to use, own, operate or take any other actions with respect to any material assets of such Investor or any of its Affiliates or Bidco or the Target. Each Investor hereby represents, warrants and covenants to the other Investors that any information that has been or will be supplied on its behalf in connection with Regulatory Laws will be accurate and complete in all material respects (subject to redaction of confidential business information, personal information and privileged information) and will be provided promptly upon request.

6. ACQUISITION OF TARGET SECURITIES

6.1 Unless approved in advance in writing by Management Holdco and HWIC or provided for pursuant to the Merger Agreement, each Investor agrees that neither it, nor any of its Affiliates and Representatives acting on its behalf, will, during the term of this Agreement, directly or indirectly:

(a) make any proposal to the board of directors of Target or Target's Representatives regarding, or make any public announcement, proposal or offer with respect to, or otherwise solicit, seek or offer to effect (including indirectly by means of communication with the press or media):

(i) any business combination, amalgamation, merger, tender offer, exchange offer or similar transaction involving the Target;

(ii) any restructuring, recapitalization, liquidation or similar transaction involving the Target; or

(iii) any acquisition of:

(A) loans, debt securities or equity securities of the Target;

(B) rights or options to acquire interests in loans, debt securities or equity securities of the Target; or

(C) a material portion of the assets of the Target;

(b) knowingly instigate, initiate, encourage or assist any third party to do, or enter into any discussions or agreements (including any non-disclosure agreement) with any third party with respect to, any of the actions set forth in Section 6.1(a) above;

(c) take any action which would reasonably be expected to require the Target to make a public announcement regarding any of the actions set forth in Section 6.1(a) above;

(d) otherwise act, alone or in concert with others, to seek representation on the board of directors of the Target or otherwise seek to control or substantially influence the management, board of directors or policies of the Target;

(e) publicly request or propose any waiver, amendment or termination of this Section 6.1; or

(f) acquire, legally or beneficially, by purchase or otherwise (other than with respect to incentive equity that the Management Principals may be entitled to):

(i) any loans, debt securities or equity securities of the Target;

(ii) any rights or options to acquire interests in loans, debt securities or equity securities of the Target; or

(iii) a material portion of the assets of the Target.

6.2 Nothing in this Agreement shall prevent any Investor and its Affiliates from holding the securities issued by the Target, or any debt or debt securities in the Target, that they hold as at the date of this Agreement, from having a related person on the board of directors of the Target that is serving on that board as of the date of this Agreement, or from that person serving on the board performing his duties as a member of the board.

6.3 Each Investor acknowledges that applicable securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, and each Investor agrees to comply, and to cause its Representatives acting on its behalf to comply, with such prohibitions.

7. CONFIDENTIALITY

7.1 Each Investor shall keep confidential and not disclose to any third party without the prior written consent of Management Holdco or HWIC, as the case may be, the existence and terms of this Agreement and any other transaction documentation, the proposed terms of the Proposed Transaction, its participation in the Proposed Transaction, the fact that discussions are taking or have taken place and any information disclosed by or on behalf of an Investor in respect of its, or any of its Affiliates', business or operations (including, without limitation, business plans, financial models or otherwise) (and any document that contains, is based on or utilizes such information) ("**Confidential Information**").

7.2 Notwithstanding the above, an Investor may disclose Confidential Information:

(a) where required by any applicable laws, rules or regulations (including stock exchange regulations) or competent government or regulatory authorities, or requested by such government or regulatory authorities;

(b) to its Affiliates;

(c) in a press release approved by each of Management Holdco and HWIC; and

(d) to the employees, consultants, professional advisors, and lenders of it or any person in clauses (a) to (b),

in each case, on a need-to-know basis for the purpose of the Proposed Transaction and provided that any such person: (i) is made aware that they are receiving Confidential Information and is subject to a duty of confidentiality with respect to such Confidential Information; or (ii) has otherwise undertaken to observe these confidentiality obligations.

7.3 Each Investor shall remain liable for any breaches by any person listed in Sections 7.2(b) and 7.2(d) above (as applicable) to whom it (or any such listed person) has disclosed Confidential Information.

7.4 To the extent reasonably practicable and permitted by applicable law, each Investor will notify the other Investors at least twenty four (24) hours before making any disclosure pursuant to Section 7.2(a) above (including, for the avoidance of doubt, any filings with the Securities and Exchange Commission) and shall consider in good faith any comments made by the other Investors to prevent or restrict disclosure, or on the content of the disclosure.

7.5 Except as required by applicable law or regulation (including stock exchange regulations), each Investor shall not make any public announcement or media release in respect of the Proposed Transaction without the prior written approval of Management Holdco and HWIC; except that, following such an announcement or release by the Company, each Investor may make an announcement or release that contains substantially similar information as that of the Company's prior announcements or releases.

8. SHARING OF INFORMATION

Each Investor agrees to promptly communicate to the other Investors any information it becomes aware of which is material or would reasonably be expected to be material in the context of the Proposed Transaction and the due diligence being conducted in connection therewith, provided that each Investor shall not be required to communicate such information where it is not permitted to disclose such information as a result of any fiduciary or similar duties or any confidentiality obligation owed to any third party that is not an Affiliate.

9. BID CONDUCT

9.1 Pursuant to the terms of this Agreement, the Investors agree to work together, in good faith, to explore the possibility of submitting an offer to the Target for the Proposed Transaction (the "**Joint Bid**").

9.2 The Investors will coordinate regarding the submission of all bid materials, the material components of the timetable and steps required to submit the Joint Bid and the negotiations with the Target and its advisors regarding the Definitive Transaction Documents.

9.3 Each Investor agrees to act reasonably with respect to determining and implementing the Proposed Transaction acquisition structure (the "**Transaction Structure**") (including with respect to changes to such Transaction Structure) as may be required to satisfy any legal or regulatory requirements, or as may be necessary to achieve greater tax or other efficiencies for the other Investors. It is the intent of the Investors and a condition to the Proposed Transaction that the Proposed Transaction shall be structured so as to qualify as a tax-free, tax-deferred or non-recognition transaction for all applicable income tax purposes, with respect to the Rollover Equity. The Investors shall work together in good faith to unanimously agree upon terms of the Definitive Transaction Documents that maintain such tax-free, tax-deferred or non-recognition treatment for each Investor party to a Rollover Agreement, in each case as is unanimously agreed upon by the Investors. For the avoidance of doubt, (a) the Transaction Structure and terms of the Definitive Transaction Documents shall be finally determined by the unanimous written approval of Management Holdco and HWIC pursuant to Section 9.4, and (b) no Investor will have any obligation to approve any Transaction Structure or Definitive Transaction Document that would reasonably be likely to have any adverse tax consequences for itself or for any of its investors.

9.4 Notwithstanding anything to the contrary contained herein, the following decisions will require the unanimous written approval of both Management Holdco and HWIC:

(a) admission of any other Investor to the Consortium and any related amendments to this Agreement to effectuate such admission;

(b) the making of any proposals to the Target;

(c) approval of any preliminary or final Joint Bid, Merger Agreement and ancillary documents (including any equity commitment letters or guaranties) to be provided to the Target and/or financing documentation to implement the Proposed Transaction (any of the foregoing, "**Definitive Transaction Documents**");

(d) the final bid price (or any change in the amount or form of consideration offered for the Proposed Transaction), and the Transaction Structure; <u>provided</u> that the Investors shall negotiate in good faith to agree upon a Transaction Structure that qualifies as a tax-free, tax-deferred or non-recognition transaction for all applicable income tax purposes for the Rollover Equity and is not reasonably likely to have any adverse tax consequence for any Investor prior to the earlier of entry into the Merger Agreement;

(e) a decision to proceed, or not to proceed, with executing any Definitive Transaction Documents;

(f) any amendment or waiver of a right or condition precedent under any Definitive Transaction Document;

(g) incurrence of any costs, fees or expenses on behalf of the Consortium, other than any Consortium Expenses; and

(h) the maximum price to be paid per Company Common Share pursuant to the Merger Agreement.

Each Investor shall use good faith efforts to respond to any request for approval under this Section 9.4 within 48 hours after receipt of such request from Bidco or another Investor.

9.5 In the event the Consortium or Bidco enters into any Definitive Transaction Document, each Investor shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to take, or cause to be taken in a reasonably prompt manner, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable in order to enable and permit the Consortium and Bidco to fulfill its obligations under such Definitive Transaction Document; <u>provided</u> that in no event shall any Investor or its Affiliates (excluding Bidco and its subsidiaries) be required to contribute or pay any amount to or on behalf of Bidco pursuant to this Section 9.5 other than (x) to the extent required by, and consistent with and subject to the terms of, any Governance Documents entered into by such Investor or such Affiliate and (y) out of pocket fees and expenses incurred by such Investor or its Affiliates in otherwise complying with Section 3.1 and this Section 9.5.

10. BIDCO TERMS

10.1 From and after the date hereof, each Investor agrees to negotiate in good faith and enter into, prior to or concurrently with the Closing, one or more governance agreements consistent with the terms set forth in Exhibit A, in each case, with such additional or modified terms as the Investors unanimously agree (the "**Governance Documents**"). In the event that the Governance Documents are not executed and delivered by the Investors prior to or at the Closing, (i) each Investor agrees to continue to negotiate in good faith and enter into such agreements as soon as possible following the Closing, in each case, consistent with the terms set forth in Exhibit A, with such additional or modified terms as the Investors unanimously agree and (ii) until such time as the Governance Documents may be executed and delivered by the Investors and Bidco, each Investor and Bidco agrees that the terms and provisions set forth in Exhibit A shall be binding on, and shall govern with respect to the matters set forth therein and that each of such parties will comply with all of the terms set forth on Exhibit A.

10.2 Reserved.

10.3 In the event that following the execution and delivery of the Merger Agreement, the Target provides Bidco, the Investors or their Affiliates notice pursuant to the Merger Agreement that the Target intends to terminate the Merger Agreement or enter into an agreement with respect to an Alternative Proposal in accordance with the terms of the Merger Agreement ("**Alternative Acquisition Agreement**") or that the Board of Directors of the Company (the "**Company Board**") or a Special Committee thereof (the "**Special Committee**") intends to change its recommendation to the shareholders of the Company to approve and adopt the Merger Agreement and the transactions contemplated thereby (a "**Change of Recommendation**"), then: (i) the Investors shall promptly and in good faith discuss whether to make adjustments in (A) the terms and conditions of the Merger Agreement and/or (B) the price to be paid per Company Common Share as would permit the Company and the Company Board or the Special Committee not to (x) effect a Change of Recommendation or (y) allow the Target to enter into any Alternative Acquisition Agreement with respect to such Alternative Proposal and (ii) to the extent that both Management Holdco and HWIC desire to, the Investors shall cause Bidco to promptly and in good faith discuss and negotiate with the Company and its Representatives to make such adjustments.

10.4 In connection therewith, if, during or after such discussions and negotiations between and among the Investors and the Company, (A) both Management Holdco and HWIC desire to make such adjustments as described in Section 10.3(i) (a "**Revised Proposal**") (subject, in the case of adjustments pursuant to Section 10.3(i)(A) (other than those that solely relate to the price to be paid per Company Common Share), which shall require the consent of both Management Holdco and HWIC pursuant to the provisions of Section 9.4, without reference to the exceptions in the lead in language to Section 9.4 (which exceptions shall only apply in respect of the actions set forth therein specifically related to an increase in the price to be paid per Company Common Share)), (B) the Investors have, or have arranged, the necessary incremental financing to do so (it being understood that no Investor shall be obligated to commit additional equity financing in connection therewith), and (C) the valuation of the Rollover Equity for purposes of the contribution of such Rollover Equity to Bidco for Bidco Units is equal to the purchase price to be paid per share of Company Common Stock in such Revised Proposal, then Bidco and the Investors shall submit the Revised Proposal to the Company on such terms and, to the extent such Revised Proposal is accepted by the Company, enter into all necessary agreements to effect such Revised Proposal and the transactions contemplated thereby.

10.5 The Investors shall not enter into any agreement that prevents them, prior to termination of the Merger Agreement, from (i) entering into or conducting discussions or negotiations with the other Investors, (ii) modifying or changing their agreements, arrangements or understandings with Bidco and/or the other Investors or (iii) participating in any proposal to modify the terms of the Merger Agreement or agreeing to any such modification.

10.6 Concurrently with the execution of a Merger Agreement, each Investor will enter into a customary voting and support agreement with Bidco which shall be in effect until the earlier of the termination of the Merger Agreement or Closing.

11. LIMITATION OF LIABILITY

11.1 The rights, obligations and liabilities of each of the Investors under this Agreement are assumed severally and not jointly or jointly and severally by each of them.

11.2 The Investors acknowledge and agree that damages may not be an adequate remedy for any breach or threatened breach of this Agreement and any Investor who is not in breach shall be entitled without proof of special damage to seek injunctive relief and other equitable remedies (including specific performance) and the Investor in breach will not oppose in such circumstances the granting of injunctive or equitable remedy in favor of the non-breaching Investor(s).

11.3 Nothing in this Agreement shall constitute an obligation on any Investor to make an investment in any of the Holding Vehicles or to participate in the Proposed Transaction except as agreed herein and in the Rollover Agreements, subject to the terms and conditions herein and therein.

11.4 In no event shall any Investor, its Affiliates or Representatives be liable under this Agreement to the Consortium, any other Investor or any other third party for consequential, indirect, incidental, special, exemplary or punitive damages, or lost profits or diminution in value arising out of, relating to, or in connection with any breach of this Agreement, except to the extent such damages (except for any special, exemplary or punitive damages) were reasonably foreseeable as a result of such breach.

12. TERMINATION

12.1 This Agreement shall apply until, and shall terminate automatically upon, the earliest to occur of the following events (the date of such termination being the "**Termination Date**"):

(a) the Target stated in writing prior to entering into a Merger Agreement that it will not proceed with the Proposed Transaction and, in the unanimous opinion of the Investors, there being no reasonable prospect of the Proposed Transaction (or substantially similar transaction) being recommenced within three (3) months of such decision;

(b) a Merger Agreement has not been fully executed and delivered by a Holding Vehicle and its applicable Affiliates, on the one hand, and the Target or an applicable Affiliate thereof, on the other hand, within three (3) months (or such other period as may be agreed in writing by Management Holdco and HWIC) from the date of this Agreement (the "**Outside Date**");

(c) the Merger Agreement is terminated in accordance with its terms;

(d) the date upon which any Investor delivers written notice prior to entry into the Merger Agreement that it has determined, on the advice of its outside tax advisors, that it is not feasible to structure the Proposed Transaction so as to qualify for tax-free, tax-deferred and/or non-recognition treatment for all applicable income tax purposes with respect to the Rollover Equity or so as to otherwise avoid material adverse tax consequences to that Investor;

(e)   the occurrence of the Closing; or

(f)   both Management Holdco and HWIC unanimously agree in writing to terminate this Agreement.

12.2   If this Agreement is terminated in accordance with this Section 12, then the Surviving Provisions will survive such termination; provided, however, that if this Agreement is terminated pursuant to Section 12.1(e), the terms of Section 3, Section 7, Section 10.1, Section 11 and this Section 12.2 (and any related definitions) shall survive in accordance with the terms of such Sections until fully performed. The termination of this Agreement shall not prejudice any rights, liabilities or obligations that have accrued prior to such termination. Following termination of this Agreement, no Investor, the Consortium or Bidco shall incur any further Consortium Expenses that any other Investor would be required to contribute to or reimburse.

13.   OTHER TERMS

13.1   Capacity. Each Investor represents and warrants to each other Investor that it has full power and authority and has obtained all necessary consents to enter into and perform the obligations expressed to be assumed by it under this Agreement, that the obligations expressed to be assumed by it under this Agreement are legal, valid and binding and enforceable against it in accordance with their terms and that the execution, delivery and performance by it of this Agreement and the performance of each such obligation will not:

(a)   result in a breach of, or constitute a default under, any agreement or arrangement to which it is a party or by which it is bound or under its constitutive documents; or

(b)   result in a breach of any law or order, judgment or decree of any court, governmental agency or regulatory body to which it is party or by which it is bound.

13.2   Governing law. This Agreement and all claims hereunder shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving effect to any laws, provisions or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware and without regard to any borrowing statute that would result in the application of the statutes of limitations or repose of any other jurisdiction. In furtherance of the foregoing, the laws of the State of Delaware will control even if under such jurisdiction's choice of law or conflict of law analysis, the substantive or procedural law of some other jurisdiction would ordinarily or necessarily apply. EACH PARTY HERETO ACKNOWLEDGES THAT ANY ACTION OR LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY CLAIM HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION, LEGAL PROCEEDING OR CLAIM HEREUNDER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) IT MAKES THIS WAIVER VOLUNTARILY; AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13.3   Jurisdiction. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in Wilmington, Delaware (or if such court declines to exercise such jurisdiction in any appropriate state or federal court in the State of Delaware sitting in Wilmington, Delaware) over all claims hereunder and the parties hereto hereby irrevocably agree that all claims hereunder shall be heard and determined in such court. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. The parties hereto agree that a final judgment with respect to any such claim hereunder shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any legal proceeding by the delivery of a copy thereof (other than by e-mail) in accordance with the provisions of Section 13.13.

13.4 <u>No Partnership</u>. Nothing in this Agreement shall be construed as constituting a general partnership or authorizing any Investor to act as an agent of any other Investor with power to bind such party.

13.5 <u>No Recourse</u>. This Agreement may only be enforced against, and any claim based upon, arising out of, or related to this Agreement, or the negotiation, execution, or performance of this Agreement, may only be brought against the Investors, and then only with respect to the specific obligations set forth herein with respect to such Investor. No past, present, or future director, officer, employee, incorporator, manager, member, partner, shareholder, Affiliate, agent, attorney, or other Representative of any Investor or of any Affiliate of any Investor, or any of their successors or permitted assigns, shall have any liability (whether in contract, tort, equity or otherwise) for any obligations or liabilities of any party under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

13.6 <u>Rights and Remedies</u>. No delay of or omission in the exercise of any right, power or remedy accruing to any Investor as a result of any breach or default by any other Investor under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

13.7 <u>Third Party Rights</u>. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any person not a party to this Agreement.

13.8 <u>Assignment</u>. No rights or obligations under this Agreement may be assigned or transferred by an Investor without the prior unanimous written consent of the Investors; <u>provided</u> any of the rights or obligations of FF may be assigned to another Affiliate of Fairfax Financial Holdings Limited; <u>provided</u> that (i) such assignee agrees in writing to be bound by this Agreement as "FF" to the same extent applicable to the assignor and (ii) no such assignment shall release the assignor of its obligations hereunder.

13.9 <u>Invalidity</u>. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction: (a) the validity, legality and enforceability under the law of that jurisdiction of any other provision; and (b) the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision, in each case shall not be affected or impaired in any way.

13.10 <u>Waiver</u>. A waiver of any term, provision or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Investor and then only in the instance and for the purpose for which it is given.

13.11 <u>Amendment</u>. This Agreement may be amended only by a document signed by each of the Investors.

13.12 <u>Counterparts</u>. This Agreement may be signed in counterparts, each of which shall constitute one and the same document.

13.13 <u>Notices</u>. All notices, requests, instruction, demands and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (iii) when received by the addressee if sent by nationally recognized overnight delivery service (with written confirmation of receipt), in each case, at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

(a) If to FF, to:

Hamblin Watsa Investment Counsel Ltd.
95 Wellington Street West, Suite 802
Toronto, Ontario, Canada M5J 2N7
Attention: General Counsel
Email: GeneralCounsel@fairfax.ca

(b) If to Management Holdco, to:

151 S. El Camino Drive
Beverly Hills, CA 90212

Attention: In Ku Lee
Email: ilee@kennedywilson.com

or to such other address or addresses as the Investors may from time to time designate in writing.

13.14 Entire Agreement. This Agreement (together with the Governance Documents) contains the entire agreement among the Investors with respect to the transactions contemplated hereby and supersedes all prior and contemporaneous agreements, discussions, negotiations, correspondence, communication, understandings, promises and representations, whether written or oral, among the Investors with respect to the subject matter hereof. Furthermore, the Investors each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm's-length negotiations and the Investors specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm's-length transaction.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of all entities set out on Schedule 1 hereto

By: /s/ Peter Clarke
Name: Peter Clarke
Title: Chief Risk Officer

KONA MANAGEMENT HOLDCO

By: /s/ William McMorrow
Name: William McMorrow
Title: Chief Executive Officer

Schedule 1

Stockholders Controlled by Fairfax Financial Holdings Limited

Investor	Number of Company Common Shares
Resolution Group Reinsurance (Barbados) Limited	1,180,109
TIG Insurance Company	2,952,086
Zenith Insurance Company	144,979
Allied World Assurance Company (U.S.) Inc.	996,104
Allied World Insurance Company	3,802,049
Allied World Specialty Insurance Company	599,100
Allied World Surplus Lines Insurance Company	664,940
Odyssey Reinsurance Company	935,807
Odyssey Group Holdings, Inc.	127,966
Brit Syndicates Limited	200,000
Brit Reinsurance (Bermuda) Limited	1,718,869

Schedule 2

Rollover Equity

Investor	Number of Company Common Shares
Fairfax Financial Holdings Limited	13,322,009
Management Holdco / William McMorrow	11,373,019

Exhibit A

See attached.